UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Warsinske, Steven W.
   645 Victorian Woods Court


   Marysville, MI  48040
2. Issuer Name and Ticker or Trading Symbol
   SEMCO Energy, Inc. (SEN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President and Controller
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                  01/07/02    L        4.5360        A  $11.0233                    D  Direct
Common Stock                                  02/04/02    L        4.9830        A  $10.0333                    D  Direct
Common Stock                                  03/04/02    L        6.6400        A  $7.5300                     D  Direct
Common Stock                                  04/01/02    L        5.2050        A  $9.6067                     D  Direct
Common Stock                                  05/06/02    L        5.0540        A  $9.8933                     D  Direct
Common Stock                                  06/03/02    L        9.5620        A  $7.8433                     D  Direct
Common Stock                                  07/15/02    L        5.6630        A  $8.8300                     D  Direct
Common Stock                                  07/29/02    L        6.1150        A  $8.1767                     D  Direct
Common Stock                                  09/03/02    L        5.4350        A  $9.2000                     D  Direct
Common Stock                                  10/21/02    L        6.5620        A  $7.6200                     D  Direct
Common Stock                                  11/04/02    L        10.7140       A  $7.0000                     D  Direct
Common Stock                                  12/09/02    L        7.1560        A  $6.9867      1,268.6580     D  Direct
Common Stock                                                                                     11,039.4110    I  by 401(k) plan

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $11.9375                                                                                03/01/10
(right to buy)
Non-Qualified Stock Option     $14.3500                                                                                04/17/11
(right to buy)
Non-Qualified Stock Option     $15.6250                                                                                03/01/09
(right to buy)
Non-Qualified Stock Option     $15.9520                                                                                03/02/08
(right to buy)
Non-Qualified Stock Option     $17.1430                                                                                05/01/07
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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Non-Qualified Stock Option               Common Stock                   3,500.0000                3,500.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,250.0000                5,250.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,500.0000                3,500.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,675.0000                3,675.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,675.0000                3,675.0000    D   Direct
(right to buy)

Explanation of Responses:

-
Includes shares acquired by reinvestment of dividends through the Company's DRIP.
-
Includes shares allocated to the reporting person's account under the issuer's 401(k) plan since the reporting person's last report.

SIGNATURE OF REPORTING PERSON
/S/ By: Sherry L. Abbott
    For: Steven W. Warsinske
DATE 01/10/03